SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of January, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

 (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A
Publicly traded company
CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

NOTICE TO THE MARKET

VCP announces Material Fact regarding the corporate restructuring of VCP and Aracruz and invites you to a meeting with its Executive Officers.

The event is scheduled to January 20th, 2009, at 2 pm (Brasília Time), in Intercontinental Hotel, located at Alameda Santos, 1123, São Paulo. The presentation can also be accessed by a simultaneous webcast in both Portuguese and English, available at the investors’ page of VCP’s website: www.vcp.com.br/english/investors.

São Paulo, January 20th, 2009.

Paulo Prignolato
Investor Relations Officer
Votorantim Celulose e Papel S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: January 20, 2009	By:	/s/ Paulo Prignolato
Paulo Prignolato
Title Chief Financial Officer